

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 6, 2007

Charles W. Ergen
Chairman and Chief Executive Officer
EchoStar Holding Corporation
90 Inverness Circle E.
Englewood, Colorado 80112

> **Re: EchoStar Holding Corporation**
> **Form 10-12B**
> **Filed November 6, 2007**
> **File No. 001-33807**

Dear Mr. Ergen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file your exhibits, such as the separation and other agreements with EchoStar Communications Corporation, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Exhibit 99.1 Information Statement

2.   We note a number of blank spaces throughout your information statement concerning material financial amounts, among other things. Please include this disclosure in your

revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Summary, page 1

General Risks Affecting Our Business, page 3

3.   In the last paragraph on page three, you state there is a significant risk that in the future you will be required to record a substantial impairment charge relating to one or more satellites. Please quantify and disclose an estimate or range of the amount you mean when you refer to a "substantial impairment charge." Please revise the corresponding risk factor on page 16 and include an analysis of the potential impact on your results of operations in the MD&A section as well.

Risks Affecting Our Set-Top Box Business, page 5

4.   In the fourth bulleted paragraph on page five, please clarify what you mean by the "Tivo jury verdict." You may cross reference your more in-depth explanation on page 22 if desired.

Questions and Answers about the Spin-Off, page 12

5.   Please provide a question and answer that sets forth what the relationship will be between EHC and ECC post-spin-off.

6.   Please provide a question and answer that informs EchoStar Communications' shareholders whom they can contact to get more information about the spin-off.

What is the reason for the spin-off, page 13

7.   Please also disclose the costs and risks associated with the spin-off that the board of directors of ECC considered.

Risk Factors, page 15

8.   As you currently depend on ECC for substantially all of your revenue, please provide a separate risk factor relating to the potential material negative consequences that may result if ECC engages in a business combination transaction with a third party post-spin-off. A summary of this risk factor should also be included in the section titled "General Risks Affecting Our Business" on page 3 of the Information Statement as well.

The Spin-Off, page 31

9.   Please provide a section that discusses the interests of EHC's officers and directors in the spin-off.

Treatment of Fractional Shares, page 33

10.   Disclose whether any brokerage or other fees will be paid in connection with selling aggregated fractional shares and who will pay those fees.

Treatment of ECC Stock Incentive Awards, page 33

11.   Disclose whether the stock options and other stock-based awards held by ECC officers and directors will be treated the same in the distribution as those held by other employees.

Option Awards, page 34

12.   For illustrative purposes, please provide an example of how an ECC Option will be converted into an EHC Option and an Adjusted ECC Option on the record date.

13.   Please tell us how you are accounting for these awards and the awards described under "Restricted Stock Unit Awards" as well as the basis for your accounting. Include in your response references to the appropriate accounting literature. Also, tell us why the accounting for these awards is not reflected or required to be disclosed in the pro forma financial statements.

Material U.S. Federal Income Tax Consequences…, page 35

14.   Please disclose when you will obtain the tax opinion from White & Case LLP, and whether EchoStar Communications can waive the receipt of this tax opinion as a condition to the spin-off.

15.   In the first bulleted sentence on page 36, please delete the mitigating word "generally," or else provide an explanation on what taxable income, gain or loss will be attributable to ECC.

Unaudited Pro Forma Combined and Adjusted Statements of Operations, page 44

16.   It appears to us that the caption, "FCC cost of sales," excludes depreciation and amortization for property and equipment directly attributed to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation that is excluded from this caption. Also, revise page 40 accordingly.

17.	Please provide the pro forma earnings per share and shares outstanding here and on page 40.

Adjustments to Pro Forma Combined Statements of Operations, page 48

18.	Please refer to adjustment (i). Tell us why the adjustment is appropriate under Rule 11-02(b)(ii) and (iii) of Regulation S-X. Also, tell us how you determined that the amount of the adjustment was appropriate.

19.	Please refer to adjustments (k), (l) and (m). Tell us and disclose the factors you considered in concluding that the deferred tax asset valuation allowance requires to be released or reversed.

20.	Please refer to adjustment (p). Tell us why the preliminary excess purchase price is not allocated to other intangible assets under paragraph 39 of SFAS 141.

Management's Discussion and Analysis…, page 50

21.	Please include an "Overview" section to provide investors with an executive level introduction to EHC, its products and services, and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. The Overview section should address the following:

- the economic or industry-wide factors relevant to the company;
- a discussion of how the company earns revenue and income; and
- insight into material opportunities, challenges, risks, material trends or uncertainties.

22.	Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands or uncertainties that may affect the company's financial condition. Challenges that should be discussed include the transition from being a wholly-owned subsidiary to a publicly-traded company (including paying for the increased costs associated with being a public company), the company's ability to generate growth notwithstanding the declining sales of set-top boxes in fiscal years 2006 and 2005, and any plans for expansion. Additionally, in light of the fact that you have historically sold your set-top boxes and related components to ECC at cost, please discuss the anticipated effects to your revenue and net income as a result of your ability post-spin-off to sell these items to ECC at cost plus an agreed upon margin.

Results of Operations, page 52

23.	We refer to the disclosure at the bottom of page 53. When demonstrating the usefulness of the non-GAAP measure, please refrain from using boilerplate and provide a statement that is specific to you, the particular measure, the nature of your business and the manner in which your management assesses the measure and applies it to management decisions. See Item 10(e)(1)(i) of Regulation S-K and revise accordingly.

Liquidity and Capital Resources, page 58

24.   Discuss whether your existing cash, cash equivalents, marketable investment securities, cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months. Please also provide a discussion regarding the company's ability to meet its long-term liquidity needs. Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

25.   Provide a summary of the material provisions of your debt obligations, such as repayment terms, financial covenants, ratios, events of default, etc.

Free Cash Flow, page 59

26.   We note that purchases of property and equipment for the six months ended June 30, 2007 increased approximately $77 million, or more than 10 times the same period in 2006. Please discuss whether, and to what extent, you expect this level of spending to change in the future.

27.   We note that you state in the last sentence on page 59 that future capital expenditures could increase or decrease depending on the strength of the economy, strategic opportunities or other factors. Please expand your discussion of these factors and how specifically each might affect future capital expenditures.

Business, page 67

Fixed Satellite Services, page 70

28.   We note that you currently have "substantial unused satellite capacity" and the carrying amounts of the satellites are "reviewed at least annually in order to determine if an impairment charge is warranted." We also note your disclosure on page 22 that states "the supply of satellite capacity has increased in recent years, which will make it more difficult for us to sell our services in certain markets and to price our capacity at acceptable levels." Considering the spin-off and the contribution of certain assets and liabilities by ECC, please tell us and disclose whether you tested the satellites for recoverability under SFAS 144 and the results of such test. If you did not perform a test for recoverability, tell us why such test was not required to be performed under SFAS 144.

<u>Management, page 81</u>

29.   Please clarify this section so that it is clear which individuals will comprise your directors
        and executive officers immediately after the distribution. For example, we note that Steven
        B. Schaver is listed as the President of EchoStar International Corporation, but there is no
        disclosure regarding the relationship of this entity to EHC after the spin-off. Additionally,
        please state the month and year in which each EHC director began serving in such capacity,
        and each director's term of office.

<u>Compensation Discussion and Analysis, page 84</u>

30.   We note that you include the ECC CD&A and executive compensation tables for 2006.
        Please advise us of the relevance of the disclosure of 2006 compensation paid by ECC to an
        understanding of the amount of compensation each officer will be paid by EHC, particularly
        given that:

        •   EHC comprised only a portion of ECC's business;
        •   the disclosure does not necessarily address the compensation policies and philosophies
            of three EHC NEOs who were not NEOs of ECC; and
        •   one of the main objectives of the spin-off is to "offer [y]our employees incentive
            opportunities linked to [y]our performance as an independent, publicly-traded
            company."

31.   The first paragraph states that the CD&A describes "the ways in which we anticipate that
        our compensation policy will differ from that of ECC after we become an independent
        public company." Nevertheless, the discussion that follows states that you expect that your
        compensation committee and board will continue to take a "similar approach" to
        compensation, determine salaries in a "similar manner," apply the "same policies and
        principles" as ECC, etc. Please provide specific disclosure of the ways in which you expect
        that your compensation policy will differ from ECC's policy. It appears that at least some
        consideration has been given to distinguishing your future compensation program given the
        emphasis the ECC board placed on better aligning employee incentive compensation
        arrangements as a reason for conducting the spin-off.

32.   Please clarify your disclosure in this section so that it is clear which entity, EHC or ECC,
        will be compensating each named executive officer. Additionally, for any executive
        officers receiving compensation from both EHC and ECC, please discuss how the
        compensation paid by one entity may affect the compensation decisions of the other entity.

33.   You state on page 93 that you will have no employment contracts with any of your NEOs at
        the time of the spin-off. Address how you will determine the NEOs' compensation for the
        near term.

Performance-Based Conditional Cash Incentives, page 88

Going Forward, page 88

34.   So that relevant information is grouped together for ease of reference, please move and
        incorporate your EHC Incentive Plan discussion from page 94 into this section.

Executive Compensation, page 89

35.   Summarize the anticipated material terms of the various incentive plans that you plan to
        establish prior to the completion of the spin-off rather than simply stating that they will be
        "substantially similar" to ECC's incentive plans.

Fiscal 2006 Summary Compensation Table, page 90

36.   It appears that the reference in the table to footnote (1) is inadvertently duplicated to both
        Bernard L. Han and the Option Awards column, thus affecting the corresponding
        disclosures for footnotes (2) through (4). Please revise or advise.

Option Exercises and Stock Vested in Fiscal 2006, page 93

37.   We note that footnote reference (2) in the Value Realized on Vesting column has no
        corresponding footnote disclosure. Please revise or advise.

Certain Intercompany Agreements, page 100

38.   Disclose when you anticipate you will finalize the terms of the various agreements
        summarized throughout this section. To the extent possible, provide an expanded
        discussion of the material terms of each agreement, including quantified disclosure of
        amounts payable, when you must pay ECC, termination provisions, etc. Also revise your
        MD&A to provide a quantified discussion of the financial commitments you will have to
        ECC, ongoing or otherwise, in connection with the separation.

Where You Can Find More Information, page 109

39.   Please revise your disclosure to reflect our current address, 100 F Street, N.E., Washington,
        D.C. 20549.

Statement of Net Assets to be Contributed by EchoStar Communications Corporation

3. Satellites, page F-37

40.   Please refer to Note 4, Long-Lived Satellite Assets, on page F-26 of the Form 10-K of
        EchoStar Communications Corporation. Please provide similar anomalies disclosures here
        or tell us why the disclosures are not necessary.

Updating

41.   Please update your financial statements under Rule 3-12 of Regulation S-X.

                              *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact
Jay H. Knight, Attorney-Adviser, at (202) 551-3370 or me at (202) 551-3833 with any other questions.

Sincerely,

/s/ Michele M. Anderson

Michele M. Anderson
Legal Branch Chief

cc: via facsimile (650) 461-5700
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP